SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO.  12
SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Engex, Inc.
(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

292851102
(CUSIP Number)

David Selengut, Esq.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105
(212) 370-1300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

SCHEDULE 13D/A

CUSIP No. 292851102	Page 2 of 8 pages

1	NAME OF REPORTING PERSON J. Morton Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 709,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 709,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 3 of 8 pages

1	NAME OF REPORTING PERSON Rosalind Davidowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,961
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 367,961
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 4 of 8 pages

1	NAME OF REPORTING PERSON IZOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,429
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 8 pages

J. Morton Davis,  Rosalind  Davidowitz  and IZOR LLC ("IZOR"), (collectively, the "Reporting Parties") hereby amend the following  Items in their  statement  on Schedule 13D relating to the common stock,  $.10 par value ("shares") of Engex, Inc. (the "Issuer") as follows:

Item 2. Is hereby amended by adding the following and deleting reference to Rivkalex Corporation.  All the shares of Engex held by Rivkalex Corporation were transferred to a related entity, IZOR LLC (“IZOR”), both owned by Rosalind Davidowitz.

(a)	Name of Persons Filing:

IZOR.  See Exhibit A, which is a copy of  their agreement in writing to file this statement on behalf of each of them.

(b)	Address of Principal Business Office:

IZOR’s address is c/o Nesher, LLC, P.O. Box 339, Lawrence, New York  11559.

(c)	Citizenship:

IZOR is a New York LLC.

(d)	Title of Class of Securities:

Common Stock, $.10 par value ("shares")

(e)	CUSIP Number:

292851102

Item 3. is hereby amended by adding the following new paragraph thereto:

Since the previously filed Schedule 13D, Amendment No. 11, Rosalind Davidowitz used her personal funds to purchase 24,053 additional shares.

Item 4. is hereby partially amended as follows:

The purchases were for investment purposes only and not to effect any plan described in (a) - (j) of Item 4.

Item 5. (a) is hereby amended in its entirety as follows:

As of December 31, 2014, Mr. Davis may be deemed to beneficially own 1,077,830 shares (4) or 66% of the Issuer's shares as follows: (i) 58,854 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment"), (ii) 167,429 shares owned by IZOR, (iii) 200,532 shares owned by Rosalind Davidowitz, and (iv) 651,015 shares owned directly by J. Morton Davis.

As of December 31, 2014, Rosalind Davidowitz may be deemed to beneficially own 1,077,830 shares or 66% of the Issuer's shares as indicated in (i) - (iv) above.(5).

As of December 31, 2014, IZOR may be deemed to beneficially own 167,429 shares or 10.2% of the Issuer's shares.

(b) Reference is made to 7 – 10 on the cover pages.

Page 6 of 8 pages

(c) Rosalind Davidowitz made the following purchases since the previously filed 13d.

Date	Purchase/Sale	Amount of Shares	Price
05/03/2013	Purchase	1,000 shares	$3.10
05/03/2013	Purchase	400 shares	$3.17
05/03/2013	Purchase	600 shares	$3.25
05/03/2013	Purchase	100 shares	$3.26
05/03/2013	Purchase	600 shares	$3.26
05/03/2013	Purchase	100 shares	$3.27
05/29/2013	Purchase	330 shares	$3.10
05/29/2013	Purchase	433 shares	$3.15
05/30/2013	Purchase	300 shares	$3.25
05/30/2013	Purchase	800 shares	$3.27
05/31/2013	Purchase	213 shares	$3.30
05/31/2013	Purchase	500 shares	$3.30
06/10/2013	Purchase	1,000 shares	$3.25
06/10/2013	Purchase	200 shares	$3.26
06/11/2013	Purchase	1,000 shares	$3.25
06/19/2013	Purchase	1,000 shares	$3.14
06/24/2013	Purchase	840 shares	$3.00
08/05/2013	Purchase	324 shares	$3.13
08/05/2013	Purchase	500 shares	$3.15
08/12/2013	Purchase	500 shares	$3.15
08/12/2013	Purchase	600 shares	$3.20
08/12/2013	Purchase	502 shares	$3.21
08/26/2013	Purchase	400 shares	$3.35
08/26/2013	Purchase	500 shares	$3.36
08/26/2013	Purchase	100 shares	$3.37
08/26/2013	Purchase	100 shares	$3.38
08/26/2013	Purchase	400 shares	$3.37
08/29/2013	Purchase	500 shares	$3.40
08/29/2013	Purchase	500 shares	$3.44
12/31/2013	Purchase	600 shares	$3.49
12/31/2013	Purchase	500 shares	$3.50
12/31/2013	Purchase	304 shares	$3.49
12/31/2013	Purchase	300 shares	$3.50
01/02/2014	Purchase	200 shares	$3.63
02/04/2014	Purchase	163 shares	$3.72
02/04/2014	Purchase	200 shares	$4.00
02/04/2014	Purchase	137 shares	$4.10
02/04/2014	Purchase	300 shares	$4.10
02/04/2014	Purchase	200 shares	$4.10
02/04/2014	Purchase	500 shares	$4.15
02/04/2014	Purchase	200 shares	$4.15
02/04/2014	Purchase	200 shares	$4.20
06/11/2014	Purchase	16 shares	$3.90
06/11/2014	Purchase	10 shares	$3.90
06/12/2014	Purchase	1,000 shares	$4.75
06/13/2014	Purchase	1,000 shares	$4.75
06/16/2014	Purchase	245 shares	$5.00
06/16/2014	Purchase	100 shares	$5.00
06/16/2014	Purchase	55 shares	$10.00
07/03/2014	Purchase	800 shares	$5.50
08/26/2014	Purchase	700 shares	$5.50
10/17/2014	Purchase	1,000 shares	$4.00
10/21/2014	Purchase	100 shares	$4.25
10/22/2014	Purchase	681 shares	$4.70
10/31/2014	Purchase	200 shares	$5.40
	TOTAL	24,053 shares

All the purchases were made in the open market.

(4)  Although Mr. Davis is including securities owned by Rosalind Davidowitz and IZOR in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton  Davis that he beneficially owns the securities  attributed  to Rosalind Davidowitz or Izor LLC for any purpose.  J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Izor LLC.

(5)  Although Mrs. Davidowitz is including securities owned by J. Morton Davis and Blair Investment in the aggregate amount of shares owned by her, filing of this statement shall not be deemed an admission by Mrs. Davidowitz that she beneficially owns the securities attributed to J. Morton Davis or Blair Investment for any purpose.  Mrs. Davidowitz expressly disclaims beneficial ownership of all securities held by J. Morton Davis and Blair Investment.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	January 7, 2015
New York, New York

/s/ J. Morton Davis
J. Morton Davis

Date:	January 7, 2015
New York, New York

/s/ Rosalind Davidowitz
Rosalind Davidowitz

Date:	January 7, 2015
New York, New York

IZOR LLC

/s/ Rosalind Davidowitz
Rosalind Davidowitz
Sole Member

Page 7 of 8 pages

Page 8 of 8 pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The  undersigned  hereby agree to jointly  prepare and file with regulatory authorities a Schedule 13D and any future  amendments  thereto reporting each of the  undersigned's  ownership of securities of Engex, Inc., and hereby affirm  that such  Schedule 13D is being filed on behalf of each of the undersigned.

Date:	January 7, 2015
New York, New York

/s/ J. Morton Davis
J. Morton Davis

Date:	January 7, 2015
New York, New York

/s/ Rosalind Davidowitz
Rosalind Davidowitz

Date:	January 7, 2015
New York, New York

IZOR LLC

/s/ Rosalind Davidowitz
Rosalind Davidowitz
Sole Member